So
5/31



02007855

5/31

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAY 30 2002
WASH, D.C. 152 SECTION

SEC FILE NUMBER
8- 47268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1,2001 MM/DD/YY AND ENDING March 31, 2002 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bison Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 Westrac Drive - Suite 108

(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Davis 701-293-0064

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giddings & Associates, Ltd.

(Name – *if individual, state last, first, middle name*)

2700 12th Avenue South - Suite A,	Fargo	ND	58103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemptionSee Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ryan Davis swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bison Capital, Inc., as of March 31, 20 02 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operations Principal

Title


RONETTE DAVIS
Notary Public, STATE OF NORTH DAKOTA
My Commission Expires JULY 2, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mark S. Giddings, CPA
Steven P. Maag, CPA



2700 12th Ave. SW, Suite A
Fargo, ND 58103
FAX 701-232-8270
701-232-7612

GIDDINGS & ASSOCIATES, Ltd.
Accountants *and* Consultants

Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

We have audited the accompanying statements of financial condition of Bison Capital, Inc. as of March 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bison Capital, Inc. as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic

Board of Directors
Bison Capital, Inc.
Page 2

financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Giddings and Associates, Ltd.

Fargo, North Dakota
May 15, 2002

BISON CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 10,195	$ 9,695
Commission Receivable	-	80
Prepaid expenses	1,388	1,252
Supply inventory	250	250
Total current assets	11,833	11,277
FURNITURE AND FIXTURES, at cost	1,459	1,459
Less accumulated depreciation	1,397	1,320
	62	139
OTHER ASSETS		
Deferred tax asset	22,800	19,100
Organization costs less accumulated amortization of $12,145	-	-
	22,800	19,100
TOTAL ASSETS	$ 34,695	$ 30,516
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 936	$ 1,129
Total current liabilities	936	1,129
STOCKHOLDERS' EQUITY		
Common stock at $1 par value; authorized 100,000 shares; issued and outstanding, 50,000 shares	50,000	50,000
Additional paid-in capital	82,500	60,500
Retained earnings (accumulated deficit)	(98,741)	(81,113)
	33,759	29,387
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 34,695	$ 30,516

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF INCOME (LOSS)
For the Years Ended March 31, 2002 and 2001

	2002	2001
REVENUE		
Commissions	$ 1,655	$ 18,416
Interest and dividend income	222	447
	1,877	18,863
EXPENSES		
Commissions and fees	-	1,260
Advertising	3,199	9,055
Fees and licenses	1,838	2,655
Rent	3,000	2,925
Insurance and bonds	481	453
Office expense and miscellaneous	839	1,305
Professional fees	7,649	7,729
Depreciation	77	140
Travel	774	1,203
Education and training	348	1,305
Donations	5,000	-
	23,205	28,030
NET LOSS BEFORE INCOME TAX BENEFIT	(21,328)	(9,167)
Benefit from income taxes	3,700	1,600
NET LOSS	$(17,628)	$ (7,567)

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended March 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE (DEFICIT), March 31, 2000	$ 50,000	$ 54,500	$(73,546)	$ 30,954
CONTRIBUTED CAPITAL	-	6,000	-	6,000
NET LOSS	-	-	(7,567)	(7,567)
BALANCE (DEFICIT), March 31, 2001	$ 50,000	$ 60,500	$(81,113)	$ 29,387
CONTRIBUTED CAPITAL	-	22,000	-	22,000
NET LOSS	-	-	(17,628)	(17,628)
BALANCE (DEFICIT), MARCH 31, 2002	$ 50,000	$ 82,500	$(98,741)	$ 33,759

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
STATEMENT OF CASH FLOW
For the Years Ended March 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(17,628)	$ (7,567)
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation	77	140
Deferred taxes	(3,700)	(1,600)
Changes in assets and liabilities		
Commissions receivable	80	(80)
Supplies inventory	-	597
Prepaid expenses	(136)	447
Accounts payable	(193)	138
Net cash used by operations	(21,500)	(7,925)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions received	22,000	6,000
NET INCREASE (DECREASE) IN CASH	500	(1,925)
CASH, beginning of year	9,695	11,620
CASH, end of year	$ 10,195	$ 9,695

The accompanying notes are an integral part of these financial statements.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2002 and 2001

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bison Capital, Inc., is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934.

The company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(I) provide that the company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Marketable Securities

Under SFAS No. 124, investments in marketable securities with readily determinable fair values are included at their fair values in the statement of financial position.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the Years Ended March 31, 2002 and 2001

Security Transactions

Commission revenue and expenses are reflected in these financial statements as of the trade date.

Depreciation

Depreciation is provided on a double-declining balance basis using estimated useful life of five to seven years.

Amortization

Organization costs are amortized over 60 months using the straight-line method.

Income Taxes

Accounting policies used for federal and state income tax purposes are substantially consistent with those used for financial reporting purposes.

B. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2002 and 2001, the company's net capital requirements were as follows:

	2002	2001
Net capital ratio	.10:1	.13:1
Net capital	$ 9,259	$ 8,566
Net capital requirement	$ 5,000	$ 5,000

C. RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
For the Years Ended March 31, 2002 and 2001

D. INCOME TAXES

On March 31, 2002 and 2001, a deferred tax asset of $22,800 and $19,100 has been recorded based on the net operating loss carryover being utilized over a fifteen-year period beginning March 31, 2002. The company does not believe a deferred tax asset valuation is required because all tax carryovers are expected to be fully utilized before they start to expire in 2010.

E. RELATED PARTY TRANSACTIONS

The Company paid rent and management fees to Dakota REIT Management, Inc., a corporation which is owned by George Gaukler, a vice president of the Company, as follows:

	2002	2001
Rent	$3,000	$2,925

The Company received sales commissions totaling $1,443 and $7,047 in 2002 and 2001,respectively from Dakota Real Estate Investment Trust an entity of which George Gaukler is on the Board of Trustees.

The Company received sales commissions totaling $8,000 in 2001,from PRE LLLP an entity of which George Gaukler is the General Partner.

F. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of Bison Capital, Inc.'s financial instruments on March 31, 2002, none of which are held for trading purposes, are as follows:

Financial Assets	Carrying Amount	Fair Value
Cash	$ 10,195	$ 10,195

The following methods and assumptions were used by Bison Capital, Inc. in estimating its fair value disclosures for financial instruments:
Cash: The carrying amounts reported in the statement of financial position approximate fair value.

BISON CAPITAL, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended March 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$ 33,759	$ 29,387
Adjustment - Non-allowable assets	(24,500)	(20,821)
NET CAPITAL	$ 9,259	$ 8,566
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess of net capital	$ 4,259	$ 3,566
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of the statement of financial condition	$ 936	$ 1,129
Ration of aggregate indebtedness to net capital	.10:1	.13:1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17 A-5, as originally filed	$ 9,259	$ 8,561
Net audit adjustments	-	5
	$ 9,259	$ 8,566
Total aggregate indebtedness included in the statement of financial condition per Part II of Form X-17A-5, as originally filed	$ 936	$ 1,129
Net audit adjustments	-	-
	$ 936	$ 1,129

Mark S. Giddings, CPA
Steven P. Maag, CPA



2700 12th Ave. SW, Suite A
Fargo, ND 58103
FAX 701-232-8270
701-232-7612

GIDDINGS & ASSOCIATES, Ltd.
Accountants *and* Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Bison Capital, Inc. (the Company), for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2, Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and

not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eidbo, Giddings and Associates, Ltd.

Fargo, North Dakota
May 15, 2002

BISON CAPITAL, INC.

FARGO, NORTH DAKOTA

FINANCIAL STATEMENTS

March 31, 2002 and 2001

TABLE OF CONTENTS